December 7, 2012

VIA EDGAR AND FEDERAL EXPRESS

Ms. Sonia Gupta Barros

Special Counsel

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Altisource Residential Corporation
Amendment No. 4 to Registration Statement on Form 10-12B
Filed December 5, 2012
File No. 001-35657

Dear Ms. Barros:

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Altisource Residential Corporation (the “Company”) hereby respectfully requests that the effective date of the above-referenced filing (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (the “Commission”) so that it will become effective on December 10, 2012 at 1:00 p.m. (E.S.T.), or as soon thereafter as is practicable.

In connection with this acceleration request, the Company hereby acknowledges that:

•                                          should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Thomas E. Molner of Kramer Levin Naftalis & Frankel LLP, counsel to the Company, at (212) 715-9429, with written confirmation sent to the address listed on the cover of the Registration Statement.

Sincerely,

ALTISOURCE RESIDENTIAL CORPORATION

By:	/s/ Stephen H. Gray
Name:	Stephen H. Gray
Title:	General Counsel and Secretary

cc:                                Thomas E. Molner, Partner, Kramer Levin Naftalis & Frankel

Kevin J. Wilcox, Chief Administration Officer and General Counsel, Altisource Portfolio Solutions S.A.

Michelle D. Esterman, Chief Financial Officer, Altisource Portfolio Solutions S.A.

Jorge Bonilla, Staff Accountant, Securities and Exchange Commission

Jonathan Wiggins, Accounting Reviewer, Securities and Exchange Commission

Rochelle Plesset, Division of Investment Management, Securities and Exchange Commission

Folake Ayoola, Staff Attorney, Securities and Exchange Commission